Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

January 6, 2016

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Loop Industries, Inc.
Revised Preliminary Information Statement on PRE 14C
Filed on December 3, 2015
File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, Loop Industries, Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 11, 2015. Amendment No. 4 to the Company's referenced preliminary Information Statement onSchedule 14C was filed with the Commission via EDGAR on January 6, 2016.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 3 to the Schedule 14C.

Security Ownership of Certain Beneficial Owners and Management, page 3

1. Please revise your beneficial ownership table to account for your recent reverse stock split and disclose your security ownership as of the most recent practicable date.

Company response: The Company has revised the beneficial ownership table and added a footnote to the information of consenting stockholders table on page 3 in response to this comment.

1

Statement of Additional Information, page 11

2. Please note that it is insufficient to undertake to provide copies of the documents incorporated by reference upon request. You may either include in the information statement the information you seek to incorporate by reference or undertake to mail to stockholders copies of the documents you incorporate by reference along with the information statement. Refer to Item 13(b)(2) of Schedule 14A and please revise the second paragraph under this section accordingly.

Company response: The Company has revised its disclosure on page 11 undertake to mail to stockholders copies of the documents it has incorporated by reference along with the Schedule 14C.

Accounting Treatment of the Consideration, page F-18

3. We note your response to comment 5; however we reiterate our comment. In addition to the language you cite, ASC paragraph 505-50-25-6 states "[n]evertheless, the goods or services themselves are not recognized before they are received." We believe this guidance does, in fact, specifically address the timing of expense recognition and requires you to recognize the expense of the consulting services as those services are received.

Company response: The Company has restated its financial statements filed as Appendix B and Appendix C to the Schedule 14C in response to this comment.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo